UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period                      to

Commission File Number 001-34028

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

American Water Works Company, Inc. and Its Designated Subsidiaries

Nonqualified Employee Stock Purchase Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

American Water Works Company, Inc.

1025 Laurel Oak Road

Voorhees, NJ 08043

American Water Works Company, Inc. and Its Designated Subsidiaries

Nonqualified Employee Stock Purchase Plan

Financial Statements

For the year ended December 31, 2015

Report of Independent Registered Public Accounting Firm

The Retirement and Benefit Plans Investment Committee of American Water Works Company, Inc.

We have audited the accompanying statements of financial position of The American Water Works Company, Inc. and Its Designated Subsidiaries Nonqualified Employee Stock Purchase Plan (the Plan) as of December 31, 2015 and 2014, and the related statements of changes in participants’ equity for each of the years in the three-year period ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 2015 and 2014, and the changes in participants’ equity for each of the years in the three-year period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

/s/ Kreischer Miller

Horsham, Pennsylvania

March 28, 2016

AMERICAN WATER WORKS COMPANY, INC. AND ITS DESIGNATED

SUBSIDIARIES NONQUALIFIED EMPLOYEE STOCK PURCHASE PLAN

Statements of Financial Position

December 31, 2015 and 2014

(Dollars in thousands)

	2015	2014
Assets
Participants’ payroll deductions receivable from American Water Works Company, Inc.	$392	$336

Participants’ Equity
Participants’ Equity	$392	$336

The accompanying notes are an integral part of these financial statements.

AMERICAN WATER WORKS COMPANY, INC. AND ITS DESIGNATED

SUBSIDIARIES NONQUALIFIED EMPLOYEE STOCK PURCHASE PLAN

Statements of Changes in Participants’ Equity

December 31, 2015, 2014 and 2013

(Dollars in thousands)

`	Year Ended
	2015	2014	2013
Participants’ equity at the beginning of the year	$336	$314	$286

Participants’ contributions	4,665	4,234	3,997
Distributions for stock purchases	(4,609)	(4,212)	(3,969)

Net change in participants’ equity	56	22	28

Participants’ equity at the end of the year	$392	$336	$314

The accompanying notes are an integral part of these financial statements.

AMERICAN WATER WORKS COMPANY, INC. AND ITS DESIGNATED

SUBSIDIARIES NONQUALIFIED EMPLOYEE STOCK PURCHASE PLAN

Notes to Financial Statements

Note 1: Description of Plan

General

The following description of the Nonqualified Employee Stock Purchase Plan (the Plan) of American Water Works Company, Inc. and its Designated Subsidiaries (collectively, the Company) provides only general information. Participants should refer to the summary plan description or plan document for a more complete description of the Plan’s provisions. The purpose of the Plan is to provide eligible employees an opportunity to purchase an equity interest in the Company through the purchase of shares of the Company’s common stock. Participants may contribute portions of their compensation during a three month purchase period and purchase common stock at the end thereof. Participation in the Plan entitles each participant to purchase the Company’s common stock at 90% of the lesser of the fair market value on the first business day of the applicable three month purchase period or the last business day of the applicable three month purchase period. Common stock for the Plan is issued directly from the Company’s authorized but unissued shares. As of December 31, 2015 there were approximately 1.2 million shares of common stock reserved for issuance under the Plan.

The Plan was adopted by the Board of Directors of the Company (the Board) on November 17, 2007. The Board may, at any time and from time to time, amend the Plan in any respect, except that any amendment that is required to be approved by the shareholders shall be submitted to the shareholders of the Company for approval. The Plan was amended and restated by the Board on March 31, 2008 and further amended by the Board on February 8, 2011. The Plan shall continue in effect until the last business day in December 2017 unless terminated prior to that date pursuant to the provisions of the Plan or pursuant to action by the Board.

Eligibility

Full or part time employees receiving a paycheck or direct deposit are eligible. Each eligible employee as defined in the Plan may enroll with participation beginning on the first full three month purchase period after the date they become eligible. Three month purchase periods begin on December 1, March 1, June 1, or September 1. Participation in the Plan is voluntary.

Participant Contributions

A Plan participant can contribute from 1% to 10%, in 1% increments, of their pre-tax eligible compensation subject to the maximum deduction amount of $25,000 per Plan year. Participants may not increase or decrease their withholding percentage during a purchase period. The Company holds contributions of participants until the end of the purchase period at which point the Company issues shares for contributions received. No interest is paid or accrued on the participant’s payroll deductions. Participants’ payroll deductions receivable from American Water Works Company, Inc. represents a receivable for participants’ contributions, which were subsequently collected and used to purchase shares on behalf of plan participants at the end of the three month purchase period.

Withdrawals

A participant may cancel or suspend Plan enrollment at any time and either withdraw Plan payroll deductions that have not been used to purchase shares or maintain accumulated funds in their account for the purchase of shares at the end of the three month purchase period. Upon termination or death, the employee is no longer considered a participant in the Plan.

AMERICAN WATER WORKS COMPANY, INC. AND ITS DESIGNATED

SUBSIDIARIES NONQUALIFIED EMPLOYEE STOCK PURCHASE PLAN

Notes to Financial Statements

Purchases

As soon as practicable following the end of a three month purchase period, the shares purchased by each participant are deposited into a brokerage account established in the participant’s name. Shares issued under the Plan may not be sold, transferred or assigned for a period of six months after the purchase date. Shares purchased pursuant to the Plan and purchase price per share for common stock during the three month purchase periods was as follows:

For the year ended	Purchase period	Shares purchased	Purchase price
December 31, 2015	09/01/15 - 11/30/15	28,051	45.95
	06/01/15 - 08/31/15	23,160	46.75
	03/01/15 - 05/31/15	25,833	47.58
	12/01/14 - 02/28/15	21,409	47.05

December 31, 2014	09/01/14 - 11/30/14	26,276	45.13
	06/01/14 - 08/31/14	22,194	43.40
	03/01/14 - 05/31/14	28,279	39.74
	12/01/13 - 02/28/14	24,860	37.76

December 31, 2013	09/01/13 - 11/30/13	30,897	36.26
	06/01/13 - 08/31/13	25,904	36.28
	03/01/13 - 05/31/13	29,576	35.61
	12/01/12 - 02/28/13	25,055	34.16

Note 2: Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of participants’ equity and changes therein. Actual results could differ from those estimates.

Administrative Expenses

Administrative expenses of the Plan are paid by the Company. Brokerage fees for the sale of shares by participants are paid by the participants.

Distributions

Distributions are recorded when common stock has been issued to participants.

AMERICAN WATER WORKS COMPANY, INC. AND ITS DESIGNATED

SUBSIDIARIES NONQUALIFIED EMPLOYEE STOCK PURCHASE PLAN

Notes to Financial Statements

Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued.

Note 3: Income Tax Status

The Plan is not intended to qualify as an “Employee Stock Purchase Plan”, as set forth in section 423 of the Internal Revenue Code of 1986, as amended. Participants are subject to any required tax withholding by the Company on the taxable compensation earned under the Plan. Taxable compensation is determined as the difference between the discounted price paid by the participant and the market price of the shares on the date of the purchase.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

American Water Works Company, Inc. and Its Designated
Subsidiaries Nonqualified Employee Stock Purchase Plan

Date: March 30, 2016	By	/s/ CHRISTINE KARLSSON
Christine Karlsson
Vice President, Compensation, Benefits and HR Services

EXHIBIT INDEX

23.1*	Consent of Kreischer Miller, Independent Registered Public Accounting Firm.

*	Filed herewith